EXHIBIT 12

Note: As discussed in Note 1 to the Consolidated Financial Statements, effective January 1, 2009, 3M adopted SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51,”  and FSP No. APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlement).”  These accounting pronouncements, relating to noncontrolling interest and convertible debt instruments, respectively, both required retrospective application. The impacts of the application of these standards are reflected in Exhibit 12 below.

3M COMPANY AND SUBSIDIARIES

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Millions)

	2008	2007	2006	2005	2004
EARNINGS
Income before income taxes, noncontrolling interest, and cumulative effect of accounting change*	$5,108	$6,115	$5,625	$4,817	$4,291

Add:

Interest expense	231	229	139	112	100

Interest component of the ESOP benefit expense	3	5	8	10	12

Portion of rent under operating leases representative of the interest component	77	70	70	64	60

Less:

Equity in undistributed income of 20-50% owned companies	6	5	6	4	6

TOTAL EARNINGS AVAILABLE FOR FIXED CHARGES	$5,413	$6,414	$5,836	$4,999	$4,457

FIXED CHARGES
Interest on debt	243	235	138	105	90

Interest component of the ESOP benefit expense	3	5	8	10	12

Portion of rent under operating leases representative of the interest component	77	70	70	64	60

TOTAL FIXED CHARGES	$323	$310	$216	$179	$162

RATIO OF EARNINGS TO FIXED CHARGES	16.8	20.7	27.0	27.9	27.5

*                 2008 results included net pre-tax charges of $269 million, with charges related to restructuring actions, exit activities and a loss on sale of businesses partially offset by a gain on sale of real estate. 2007 results included pre-tax gains of $681 million, with net benefits from gains related to the sale of businesses and a gain on sale of real estate, which were partially offset by increases in environmental liabilities, restructuring actions, and other exit activities. 2006 results included pre-tax gains of $523 million, with net benefits from gains related to the sale of certain portions of 3M’s branded pharmaceuticals business partially offset by restructuring actions, acquired in-process research and development expenses, settlement costs of a previously disclosed antitrust class action, and environmental obligations related to the pharmaceuticals business.